CAMBIOR

COMMUNIQUÉ • COMMUNIQUÉ • COMMUNIQUÉ

COMMUNIQUÉ DE PRESSE / PRESS RELEASE
POUR PUBLICATION IMMÉDIATE / FOR IMMEDIATE RELEASE

FIRST QUARTER 2004 RESULTS CONFERENCE CALL

Longueuil, May 5, 2004

Cambior will host a conference call on **May 13, 2004** at 9:00 a.m., local time, to discuss its first quarter 2004 results, which will be released on May 12, 2004 at the Annual General Meeting of shareholders that will be held at the Hilton Bonaventure Hotel in Montreal at 11:00 am (local time).

Financial analysts are invited to participate in the call by dialling 1-800-289-6406 in North America. Outside of North America, please dial (416) 620-2400. Media and all other interested individuals are invited to listen to the live webcast on the Cambior website at www.cambior.com.or through CCNMatthews at www.ccnmatthews.com/cambior.

The conference call will be available for replay for a period of 48 hours by calling (416) 626-4100, reservation #21194517. The webcast will also be archived on the Company's website.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.C", trade on the TSX.

* * * * *

APPEL CONFÉRENCE SUR LES RÉSULTATS DU PREMIER TRIMESTRE 2004

Longueuil, le 5 mai 2004

Cambior tiendra un appel conférence le **13 mai 2004** à 9h00, heure locale, pour discuter de ses résultats financiers du premier trimestre 2004 qui seront diffusés le 12 mai 2004 lors de la tenue de l'assemblée générale des actionnaires qui se tiendra à l'hôtel Hilton Bonaventure de Montréal à 11h00 (heure locale).

Les analystes financiers sont invités à se joindre à l'appel en composant le 1-800-289-6406 en Amérique du Nord et le (416) 620-2400 à l'extérieur de l'Amérique du Nord. Les médias et autres personnes intéressées sont invités à écouter en direct la diffusion de l'appel conférence sur le site Internet de Cambior à www.cambior.com ou sur le site Internet de CCNMatthews à www.ccnmatthews.com/cambior.

L'enregistrement de l'appel conférence sera également disponible pour une période de 48 heures en composant le (416) 626-4100, numéro de réservation 21194517. La diffusion de l'appel conférence sera également archivée sur le site Internet de la Compagnie.

Cambior inc. est une société internationale aurifère avec des activités d'exploitation, de développement de projets et d'exploration dans les Amériques. Ses actions « CBJ » sont inscrites à la cote de la Bourse de Toronto (TSX) et de l'American Stock Exchange (AMEX). Les bons de souscription (CBJ.WT.C) sont inscrits au TSX.

- 30 -

For additional information, please contact / Pour renseignements additionnels, veuillez communiquer avec :
CAMBIOR INC.
Investor Relations / Relations avec les investisseurs
Robert LaVallière
Manager/Directeur
Tel.: (450) 677-2699
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com
CP-2004-10